Exhibit 99.98

SEDAR VERSION

AMENDED AND RESTATED INVESTMENT AGREEMENT

THIS AMENDED AND RESTATED INVESTMENT AGREEMENT (this "Agreement") is dated as of August 28, 2020,

BETWEEN:

PALLINGHURST GRAPHITE LIMITED, a limited liability company existing under the laws of the of England ("Pallinghurst");

- and -

NOUVEAU MONDE GRAPHITE INC., a corporation existing under the federal laws of the Canada (the "Corporation").

RECITALS:

A.	Pursuant to a subscription agreement dated as April 2, 2019 (the "Subscription Agreement") between Pallinghurst and the Corporation, Pallinghurst agreed to subscribe for, and acquire, a number of Common Shares.

B.	As a condition to the entering into of the transactions contemplated by the Subscription Agreement, the Corporation has agreed to grant Pallinghurst certain rights as set out in this Agreement.

C.	Pursuant to a Bond Subscription Agreement and Royalty Purchase Agreement each dated July 14, 2020 between Pallinghurst and the Corporation, Pallinghurst agreed to purchase and acquire, and the Corporation agreed to create, issue and sell, a convertible bond in the principal amount of C$15 million and a net smelter royalty (collectively, the "2020 Transactions");

D.	In connection with the 2020 Transactions the parties wish to amend and restate the Investment Agreement as this Amended and Restated Investment Agreement to reflect additional terms agreed between the parties and to bring current portions of the Investment Agreement that had previously lapsed or expired;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are acknowledged, the Parties agree as follows.

ARTICLE 1

INTERPRETATION

Section 1.1      Defined Terms

As used in this Agreement, the following terms have the following meanings:

"Act" means the Canada Business Corporations Act.

"Affiliate" has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators.

"Agreement" or "Investment Agreement" or "Amended and Restated Investment Agreement" means this investment agreement, as amended, modified, restated, replaced or supplemented from time to time.

"Anti-Dilution Rights" has the meaning given such term in Section 3.1(2).

"Applicable Securities Laws" means any and all securities Laws, statutes, rules, regulations, by-laws, policies, guidelines, orders, decisions, rulings and awards, applicable in the jurisdiction of Québec.

"Board" means the board of directors of the Corporation.

"Business Day" means any day of the year, other than a Saturday, Sunday or a day on which banks are closed for the transaction of regular business in the City of Montreal, Québec, Canada or London, England.

"Canadian Securities Regulatory Authorities" means the securities commissions or regulatory authorities of Canada and of each of the provinces of Canada.

"Common Shares" means the common shares in the capital of the Corporation.

"Corporation" means Nouveau Monde Graphite Inc.

"Director Nominee" has the meaning given to such term in Section 2.1(1).

"Directors" mean the directors of the Corporation from time to time.

"Equity Securities" has the meaning given to such term in Section 3.1(1).

"Exchange" means the TSX Venture Exchange or the Toronto Stock Exchange, or any other stock exchange upon which the Common Shares may be listed.

"Execution Date" means April 2, 2019.

"Financing Anti-Dilution Right" has the meaning given such term in Section 3.1(1).

"Financing Notice" has the meaning given such term in Section 3.2(1)(a).

"Financing Subscription Notice" has the meaning given such term in Section 3.2(1)(b).

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee at the relevant time applied on a consistent basis.

"Issuance Anti-Dilution Right" has the meaning specified in Section 3.1(2).

"Issuance Anti-Dilution Right Exercise Price" means the volume-weighted average trading price of the Common Shares on the Exchange over the five (5) trading days ending on the date that is immediately prior to the issuance of the Common Shares pursuant to the applicable Subsequent Issuance; provided that if such exercise price does not in the particular circumstances of the applicable Issuance Anti-Dilution Right receive applicable regulatory approvals, including approval of the Exchange, then the exercise price applicable to such Issuance Anti-Dilution Right shall instead be the minimum price that receives applicable regulatory approvals, including approval of the Exchange, in respect of the Issuance Anti-Dilution Right.

"Issuance Notice" has the meaning given to such term in Section 3.3(1)(a).

"Issuance Participation Notice" has the meaning given to such term in Section 3.3(1)(b).

"Law" means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) policies, guidelines, notices and protocols of any Governmental Entity.

"Notice" has the meaning specified in Section 7.1(1).

"Parties" means the Corporation and Pallinghurst, and any other Person that becomes a party to this Agreement.

"Person" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

"Pro Rata Interest" means, on any date, the security ownership interest of Pallinghurst and its Affiliates in the Corporation, expressed as a percentage, equal to (i) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by Pallinghurst and its Affiliates; divided by (ii) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation. For purposes of this calculation, unless expressly stated to the contrary in this Agreement, the Common Shares issuable upon the exercise or conversion of any warrants or convertible securities beneficially owned by Pallinghurst or its Affiliates shall be deemed to be outstanding for purposes of this calculation and included in the calculation of (i) and (ii) above.

"Subscription Agreement" has the meaning specified in the Recitals to this Agreement.

"Subsequent Issuance" has the meaning specified in Section 3.1(2).

"Subsequent Offering" has the meaning specified in Section 3.1(1).

Section 1.2      Gender and Number

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3      Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.4      Currency

All references in this Agreement to dollars or to "C$" are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.5      Certain Phrases, etc.

In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". The expressions "Article", "Section" and other subdivision followed by a number mean and refer to the specified Article, Section or other subdivision of the Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 1.6      Accounting Terms

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS.

Section 1.7      Statutory References

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or superseded.

Section 1.8      No Partnership

Nothing in this Agreement will be deemed to constitute a partnership, agency or similar relationship between the Corporation and Pallinghurst. Except as provided herein or as the Parties may otherwise agree, each Party shall have the right to engage in and receive the full benefits from any independent business activities or operations, whether or not competitive with the business activities and operations carried on by the other Parties, without consulting with, or incurring any obligation to, the other Parties.

ARTICLE 2

BOARD REPRESENTATION

Section 2.1      Directors of the Corporation

(1)	Until this Agreement is terminated in accordance with Article 6, Pallinghurst shall be entitled to:

(a)	nominate three (3) individuals for appointment or election as Directors of the Corporation if its Pro Rata Interest (but exclusive of any outstanding warrants, the underlying Common Shares of which shall not be considered outstanding for this purpose), is at least equal to 20.0%; or

(b)	nominate two (2) individuals for appointment or election as Directors of the Corporation if its Pro Rata Interest (but exclusive of any outstanding warrants, the underlying Common Shares of which shall not be considered outstanding for this purpose), is less than 20.0% but greater than 10.0%;

each, a "Director Nominee", and provided further that the number of Directors of the Corporation shall not exceed ten (10).

(2)	Each Director Nominee must be acceptable to the Exchange, and not be disqualified from being a Director under the Act or by the applicable Canadian Securities Regulatory Authorities. In determining its Director Nominees, Pallinghurst will give due consideration to director independence requirements under Applicable Securities Laws, as well as the gender and diversity of its Director Nominees. However, for certainty, nothing in this Section 2.1(2) shall require Pallinghurst to nominate any individual that is "independent" under Applicable Securities Laws including under National Instrument 52-110 – Audit Committees.

(3)	The Corporation shall include the Director Nominees in its proposed slate of Directors nominated for election at each annual or special meeting of shareholders at which Directors are to be elected, and management of the Corporation shall recommend that shareholders vote in favour of all such individuals required to be nominated under Section 2.1(1) for election as a Director.

(4)	If at any time a meeting of the shareholders of the Corporation is required to give effect to this Article 2, Pallinghurst shall provide the name(s) of the Director Nominee(s) and biographical information at least 20 days in advance of the anticipated mailing date of the management information circular for such meeting and the Corporation shall present such individual as part of management's list of Director nominees, provided however that the Corporation shall give Pallinghurst at least 45 days' notice of the anticipated mailing date for such management information circular.

(5)	'If the Pro Rata Interest of Pallinghurst (but exclusive of any outstanding warrants, the underlying Common Shares of which shall not be considered outstanding for this purpose):

(a)	falls below twenty percent (20.0%) for not less than thirty (30) calendar days but remains above ten percent (10.0%), and Pallinghurst then has three (3) Director Nominees serving as Directors, then upon notice being delivered by the Corporation requiring the resignation of one (1) Director Nominee, one (1) Director Nominee shall forthwith resign and shall, pursuant to the terms of the constating documents of the Corporation or Law, cease to hold office as a Director on the Board or any committee thereof, or

(b)	falls below ten percent (10%) for not less than thirty (30) calendar days, then upon notice being delivered by the Corporation requiring the resignation of the Director Nominees, all the Director Nominees shall forthwith resign and shall, pursuant to the terms of the constating documents of the Corporation or Law, cease to hold office as a Director on the Board or any committee thereof.

(6)	In the event that the Pro Rata Interest (but exclusive of any outstanding warrants, the underlying Common Shares of which shall not be considered outstanding for this purpose) of Pallinghurst decreases below ten percent (10%) of the then outstanding Common Shares, Section 2.1(1) shall become inoperative but provided that Pallinghurst shall be entitled to all of its rights under Section 2.1 if Pallinghurst subsequently, and within 30 calendar days, comes to again have such a Pro Rata Interest of at least ten percent (10%) of the then outstanding Common Shares and prior to termination of this Agreement in accordance with Article 6.

(7)	At any time:

(a)	upon written request of the Corporation, Pallinghurst shall promptly confirm to the Corporation the number of Common Shares, warrants and convertible securities, Pallinghurst and its Affiliates then hold for the purposes of determining the Pro Rata Interest of Pallinghurst; and

(b)	upon written request of Pallinghurst, the Corporation shall promptly confirm to Pallinghurst the number of issued and outstanding Common Shares.

(8)	For so long as Pallinghurst is entitled to nominate at least two (2) Director Nominees pursuant to this Article 2, the Corporation shall ensure that at least one (1) Director Nominee of Pallinghurst, as directed by Pallinghurst, is appointed to each standing committee of the Board established from time to time and provided that (i) such appointment is acceptable to the Exchange and does not conflict with the Act or Applicable Securities Laws and (ii) the Director Nominee satisfies the eligibility criteria for such committee in the Board's reasonable determination.

(9)	If a Director Nominee resigns, is lawfully removed, is not elected by the shareholders, or otherwise ceases to be eligible to be a Director for any reason, Pallinghurst shall be entitled to fill such vacancy by the election or appointment of another individual nominated by Pallinghurst, provided that Pallinghurst is still entitled to do so pursuant to this Article 2.

ARTICLE 3

FINANCING MATTERS

Section 3.1      Pre-Emptive Anti-Dilution Rights

(1)	Until the date that is twelve (12) months following the closing date of the 2020 Transactions, in the event that the Corporation proposes or commences a financing for cash consideration by way of a public offering or private placement (each, a "Subsequent Offering") of Common Shares, other voting or equity shares of the Corporation or securities exchangeable for or convertible into Common Shares or such other voting or equity shares of the Corporation (collectively, "Equity Securities"), Pallinghurst shall have the right (the "Financing Anti-Dilution Right") to subscribe for that portion of the number of Equity Securities being offered in the Subsequent Offering such that the Pro Rata Interest of Pallinghurst following the Subsequent Offering shall be equal to its then Pro Rata Interest immediately prior to the Subsequent Offering, all on the same terms and conditions as offered to other potential subscribers of the Subsequent Offering and in compliance with Section 3.2. For greater certainty, the term "Subsequent Offering" shall exclude: (x) the granting or exercise of securities under the Corporation's Option Plan and/or security-based compensation arrangements previously approved by shareholders of the Corporation and (y) the issuance of Common Shares following the conversion or exchange of securities of the Corporation (i) that are outstanding as of the Execution Date or (ii) for which Pallinghurst has had the opportunity to exercise its Anti-Dilution Rights in accordance with this Agreement into Common Shares.

(2)	Until the date that is twelve (12) months following the closing date of the 2020 Transactions, in the event the Corporation proposes or becomes obligated to issue Equity Securities other than under a Subsequent Offering (each such issuance of Equity Securities, a "Subsequent Issuance"), Pallinghurst shall have the right (the "Issuance Anti-Dilution Right" and together with the Financing Anti-Dilution Right, the "Anti-Dilution Rights") to purchase from treasury of the Corporation such number of Equity Securities such that the Pro Rata Interest of Pallinghurst following the Subsequent Issuance shall be equal to its then Pro Rata Interest immediately prior to the Subsequent Issuance, all in compliance with Section 3.3. For greater certainty, the term "Subsequent Issuance" shall exclude: (x) the granting or exercise of securities under the Corporation's Option Plan and/or security-based compensation arrangements previously approved by shareholders of the Corporation and (y) the issuance of Common Shares following the conversion or exchange of securities of the Corporation (i) that are outstanding as of the Execution Date or (ii) for which Pallinghurst has had the opportunity to exercise its Anti-Dilution Rights in accordance with this Agreement into Common Shares or (iii) which are held by Pallinghurst or an Affiliate.

(3)	The Anti-Dilution Rights, as applicable, may only be exercised in whole by Pallinghurst.

(4)	Subject to Section 3.1(5), if the Pro Rata Interest of Pallinghurst and its Affiliates falls below ten percent (10%), each of the Corporation and Pallinghurst shall thereafter cease to have any rights and obligations under this Section 3.1.

(5)	Notwithstanding Section 3.1(4), and in the circumstance that Section 3.1(4) shall become operative, Pallinghurst shall be entitled to all of its rights under this Section 3.1 if Pallinghurst subsequent, and within 30 calendar days of Section 3.1(4) becoming operative, again comes to have a Pro Rata Interest of at least ten percent (10%), but prior to the termination of this Agreement in accordance with Article 6.

(6)	The Anti-Dilution Rights are not assignable or transferable by Pallinghurst, provided however that Pallinghurst may exercise the Anti-Dilution Rights in the name of an Affiliate.

(7)	The Parties acknowledge that the issuance of Equity Securities pursuant to the Anti-Dilution Rights exercised in connection with a Subsequent Offering or a Subsequent Issuance is subject to Applicable Securities Laws and the rules of the TSXV.

Section 3.2      Procedure for Exercise of Financing Anti-Dilution Right

(1)	For so long as the Financing Anti-Dilution Right continues to be in effect, and in the event that the Corporation proposes a Subsequent Offering:

(a)	the Corporation shall deliver to Pallinghurst copies of all documents and other materials delivered by the Corporation (or any agent of the Corporation) to subscribers under the Subsequent Offering and a notice in writing (the "Financing Notice") specifying:

(i)	as of the date thereof, the total number of Common Shares outstanding;

(ii)	if known by the Corporation at such time, the identity of the proposed purchaser(s) of Equity Securities which are being offered;

(iii)	the total number and type of Equity Securities which are being offered;

(iv)	the rights, privileges, restrictions, terms and conditions of such Equity Securities;

(v)	the consideration for which such Equity Securities are being offered (which may correspond to a discount based on the volume-weighted average trading price on the date of the applicable financing); and

(vi)	the proposed closing date of the Subsequent Offering.

(b)	Pallinghurst shall have the option by notice given to the Corporation (a "Financing Subscription Notice"), to subscribe for up to such number of Equity Securities being offered for sale (as described in the Financing Notice) for the consideration set forth in the Financing Notice such that its Pro Rata Interest after giving effect to the proposed Subsequent Offering shall be equal to its then Pro Rata Interest immediately prior to the Subsequent Offering. In the Financing Subscription Notice, Pallinghurst shall specify the number of Equity Securities beneficially owned, directly or indirectly, by it as at the date of the Financing Notice and the number of Equity Securities for which Pallinghurst is subscribing. The right to subscribe is exercisable by Pallinghurst for a period of fifteen (15) Business Days from the date the Financing Notice is delivered, provided that such period shall be reduced, in the case of a 'bought deal' financing proposal where the Corporation has entered into a binding commitment with one or more underwriters to purchase Equity Securities for resale by means of a short form prospectus to be filed with the applicable Canadian securities regulatory authorities, to 48 hours from the time of the binding commitment, and, in each such case, at the option of Pallinghurst, any Equity Securities subscribed for by Pallinghurst may be issued by the Corporation on a private placement basis or otherwise under the relevant prospectus.

(c)	If Pallinghurst fails to deliver a Financing Subscription Notice within the period identified in Section 3.2(1)(b) or waives its rights hereunder following receipt of a Financing Notice, then any rights which Pallinghurst may have had to subscribe for any of the Equity Securities covered by that specific Financing Notice shall be extinguished, provided that the Corporation shall not then complete a Subsequent Offering within the next 60 days, following the delivery of the Financing Notice for less consideration per Equity Security or otherwise on more favourable terms to the subscribers without first providing Pallinghurst with an amended Financing Notice, in which case this Section 3.2 shall apply again and the Corporation shall not complete any new Subsequent Offering at the end of the 60 day period without first providing Pallinghurst with a new Financing Notice.

(d)	Each Financing Notice and Financing Subscription Notice, taken together with each subscription agreement in the form that all subscribers are required to enter into with the Corporation, if any, shall constitute a binding agreement by Pallinghurst to subscribe for and take up, and by the Corporation to issue and sell to Pallinghurst, the number of Equity Securities subscribed for therein upon the terms and conditions specified in the Financing Notice, provided however that the closing of any purchase by Pallinghurst pursuant to the Financing Notice shall only be consummated concurrently with and to the extent of the number of Equity Securities issued under the issuance or sale described in the Financing Notice is consummated.

Section 3.3      Procedure for Exercise of Issuance Anti-Dilution Right

(1)	For so long as the Issuance Anti-Dilution Right continues to be in effect, and in the event that the Corporation proposes a Subsequent Issuance:

(a)	the Corporation shall deliver to Pallinghurst copies of all material documents in connection with the Subsequent Issuance and a notice in writing (the "Issuance Notice") specifying:

(i)	as of the date thereof, the total number of Common Shares outstanding;

(ii)	if known by the Corporation at such time, the identity of the proposed acquirer(s) of Equity Securities which are being issued;

(iii)	the total number and type of Equity Securities which are being issued;

(iv)	the rights, privileges, restrictions, terms and conditions of such Equity Securities;

(v)	the Corporation's best estimate of the consideration for which such Equity Securities are being offered, expressed in dollars; and

(vi)	the proposed closing date of the Subsequent Issuance.

(b)	Pallinghurst shall have the option by notice given to the Corporation (an "Issuance Participation Notice"), to purchase from treasury of the Corporation such number of Equity Securities such that the Pro Rata Interest of Pallinghurst immediately following the Subsequent Issuance that is the subject of the Issuance Notice shall be equal to its then Pro Rata Interest immediately prior to the Subsequent Issuance at a price per share equal to the Issuance Anti-Dilution Right Exercise Price. The price per share shall be adjusted for an issuance of Equity Securities other than Common Shares to reflect the proportionate economics of such Equity Securities relative the Common Shares. In the Issuance Participation Notice, Pallinghurst shall specify the number of Equity Securities beneficially owned, directly or indirectly, by it as at the date of the Issuance Notice and the number of Equity Securities which Pallinghurst is purchasing. The right to purchase such Equity Securities is exercisable by Pallinghurst for a period of ten (10) Business Days from the date the Issuance Notice is delivered.

(c)	If Pallinghurst fails to deliver an Issuance Participation Notice within the period identified in Section 3.3(1)(b) or waives its rights hereunder following receipt of an Issuance Notice, then any rights which Pallinghurst may have had to purchase any Equity Securities covered by that specific Issuance Notice shall be extinguished.

(d)	Each Issuance Notice and Issuance Participation Notice, taken together with the subscription agreement which Pallinghurst will be required to enter into with the Corporation, if any, shall constitute a binding agreement by Pallinghurst to purchase and take up, and by the Corporation to issue and sell to Pallinghurst, the number of Equity Securities subscribed for therein upon the terms and conditions specified in this Section 3.3.

ARTICLE 4

COVENANTS

Section 4.1	Pallinghurst Lock-Up

Pallinghurst agrees that, until the date that is twelve (12) months following the closing date of the 2020 Transactions, Pallinghurst will not directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, transfer, or otherwise dispose of or monetize the economic value of (or announce any intention to do any of the foregoing) any Common Shares of the Corporation, whether now owned directly or indirectly, or under their control or direction, or with respect to which it has beneficial ownership, subject to the following exceptions: (w) if the Corporation receives a bona fide offer which was unsolicited by Pallinghurst, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire a controlling Common Share interest (including an economic interest) in, the Corporation, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buyback, securities issue, reverse takeover, dual-listed company structure or other synthetic merger, transaction or arrangement; (x) in respect of sales to affiliates of Pallinghurst, or any company, trust or other entity owned by or maintained for the benefit of Pallinghurst, provided that any such transferee shall have entered into an agreement having identical terms as this agreement; (y) to transfers occurring by operation of law; or (z) with the prior written consent of the Corporation.

Section 4.2	Information and Access Rights

(1)	The Corporation shall provide to Pallinghurst, as soon as available (and in any event within 30 days) after the end of each calendar month (or, in the case of the final calendar month of any fiscal year, as soon as available (and in any event within 60 days) after the end of such calendar month), one copy of the monthly financial and operational report for the Corporation.

(2)	The Corporation shall maintain accurate and complete books and records of all transactions, receipts, expenses, assets and liabilities of the Corporation in accordance with IFRS, consistently applied, and the Corporation shall pay for all expenses related to the maintenance of such books and records, including the filings of any tax returns as may be required by applicable law. Pallinghurst, or its nominee or other authorized agent or representative, shall be entitled to examine such books and records and to visit the facilities and properties of the Corporation and have an in-person meeting with the Corporation's senior management during normal business hours on reasonable notice and at its own expense, subject to reasonable confidentiality undertakings.

(3)	If the Pro Rata Interest of Pallinghurst and its Affiliates falls below ten percent (10%) for at least thirty (30) calendar days, Pallinghurst shall thereafter cease to have any rights under this Section 4.2.

Section 4.3	No Shareholder Rights Plan

The Corporation shall not propose, implement, adopt, or resolve to propose, implement or adopt a shareholder rights plan without the prior written consent of Pallinghurst, which consent may be withheld in its sole and absolute discretion.

Section 4.4	Continued Exchange Listing

The Corporation shall maintain a listing for its Common Shares on the Exchange, or another securities or stock exchange approved in advance by Pallinghurst, and shall not de-list or resolve to de-list its Common Shares from the Exchange without the prior written consent of Pallinghurst, which consent may be withheld, unless such de-listing results from a merger, business combination or plan of arrangement in which the shareholders of the Corporation receive securities of another listed entity.

Section 4.5	Share Classes

The Corporation shall not at any time, without the prior written consent of Pallinghurst, which consent may be withheld in its sole and absolute discretion, amend its articles, notice of articles, or other constating documents, or agree to do so, or take any steps to do so (including by means of calling a shareholder meeting or setting a record date for a shareholder meeting in respect thereof), where such amendment would create a class or series of equity or voting shares which, if approved, would have voting rights, a right to a dividend or distribution, a right to the remaining property of the Corporation following dissolution, liquidation or winding-up, or any other rights, which are more advantageous or favourable than those provided to the holders of the Common Shares.

Section 4.6	Stock Option Plan; Securities-Based Compensation Arrangements

(1)	The Corporation shall be permitted to grant options under its Option Plan in accordance with its terms.

(2)	The Corporation shall be permitted to amend its Option Plan in accordance with its terms, Applicable Securities Laws and Exchange rules, but shall not be permitted, without the written consent of Pallinghurst (which consent may be withheld), to amend such Option Plan to provide it with a capacity to issue options which represent greater than ten percent (10%) of issued Common Shares at any point in time.

(3)	The Corporation covenants and agrees at all times, that the number of Common Shares that may be made issuable under its Option Plan, together with all other securities based compensation arrangements of the Corporation, shall not represent an entitlement to issue securities under such plans which entitle the holders thereto to greater than ten percent (10%) of issued Common Shares in the aggregate at any point in time.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

Section 5.1	Representations and Warranties of Pallinghurst

Pallinghurst hereby represents and warrants to the Corporation as follows and acknowledges and confirms that the Corporation is relying on such representations and warranties in entering into this Agreement:

(a)	Corporate Power. Pallinghurst has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement.

(b)	Conflict With Other Instruments. The execution and delivery by Pallinghurst and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of: (i) its constating documents, (ii) any applicable Law, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on Pallinghurst.

(c)	Corporate Action. The execution and delivery of this Agreement by Pallinghurst and the performance by it of its obligations under this Agreement has been duly authorized by all necessary corporate action on the part of Pallinghurst.

(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by Pallinghurst and constitutes a legal, valid and binding obligation of it enforceable against Pallinghurst in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

Section 5.2	Representations and Warranties of the Corporation

The Corporation represents and warrants as follows and acknowledges and confirms that Pallinghurst is relying on such representations and warranties in entering into this Agreement:

(a)	Corporate Power. The Corporation has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement.

(b)	Conflict With Other Instruments. The execution and delivery by the Corporation and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of: (i) its constitutional documents, (ii) any applicable Law, rule or regulation, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on it.

(c)	Corporate Action. The execution and delivery of this Agreement by the Corporation and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Corporation.

(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

ARTICLE 6

TERM AND TERMINATION

Section 6.1	Term

Unless terminated earlier in accordance with this Article 6, this Agreement shall continue in full force and effect and shall terminate only following the date that is 30 calendar days after the date Pallinghurst and its Affiliates shall cease to have a Pro Rata Interest of at least ten percent (10%) of the outstanding Common Shares, provided that the Corporation shall have provided at least thirty (30) calendar days advance notice of termination to Pallinghurst.

Section 6.2	Mutual Termination

This Agreement may be terminated at any time by mutual written agreement of the Parties.

Section 6.3	Effect of Termination

Upon termination of this Agreement, each Party shall no longer thereafter have any further liability or obligation to the other Party under this Agreement, excepting any claims, liabilities or damages that arose under this Agreement prior to the date of termination.

ARTICLE 7

MISCELLANEOUS

Section 7.1	Notices

(1)	Addresses for Notice. Any notice, request, consent, acceptance, waiver or other communication required or permitted to be given under this Agreement (a "Notice") shall be in writing and shall be given only by personal delivery, courier or by email, which results in a written or printed notice being delivered to the applicable address set forth below:

(i)	in the case of Pallinghurst, addressed to:

70 Pall Mall, St James's
London SW1Y 5ES

Attention:	Anthony Payne, Chief Compliance Officer
Email:	[Redacted for confidentiality purposes]

(ii)	and in the case of the Corporation addressed to it at:

Nouveau Monde Graphite Inc.

331, rue Brassard

Saint-Michel-des-Saints

Québec, J0K 3B0 Canada

Attention:	Eric Desaulniers
Email:	[Redacted for confidentiality purposes]

With a copy to:

Attention:	Virginie Fortin
Email:	[Redacted for confidentiality purposes]

(2)	Receipt of Notice. Any Notice:

(a)	if personally delivered, shall be deemed to have been validly and effectively given and received on the date of delivery if received prior to 5:00 p.m. (Montréal time) on a Business Day, otherwise the date of delivery shall be deemed to be on the next Business Day following such date;

(b)	if sent by courier, shall be deemed to have been validly and effectively given and received if received during business hours in the place of delivery, and if not, then at 9:00am on the next Business Day immediately following such date in the place of delivery; or

(c)	if sent by e-mail transmission, will be deemed to have been received two hours after the time such transmission was sent, if such time falls within business hours in the place of delivery, or at 9:00am on the next Business Day immediately following such date in the place of delivery of the intended recipient.

(3)	Change of Address for Notice. By giving to the other Party at least ten (10) days' Notice, any Party may, at any time and from time to time, change its address for delivery or communication for the purposes of this Section.

Section 7.2	Expenses

Each Party will be responsible for and bear all of its own costs and expenses incurred at any time in connection with the entering and performance of this Agreement.

Section 7.3	Time of the Essence

Time is of the essence in this Agreement. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the following Business Day.

Section 7.4	Third Party Beneficiaries

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 7.5	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties.

Section 7.6	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right and a single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 7.7	Effect of Amended and Restated Agreement

This Agreement supersedes and replaces the Investment Agreement originally executed and dated April 2, 2019 in its entirety, and shall be considered effective from April 2, 2019 notwithstanding the date of execution of this Agreement, as now amended and restated.

Section 7.8	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties including the letter of intent between the Parties dated February 22, 2019. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 7.9	Successors and Assigns

This Agreement becomes effective only when executed by all of the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective heirs, administrators, executors, legal personal representatives, successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, except that Pallinghurst may assign its rights and obligations under this Agreement to an Affiliate of Pallinghurst or another entity nominated by Pallinghurst provided that such Affiliate or entity agrees in writing with the Corporation to assume all of the rights and liabilities of Pallinghurst under this Agreement.

Section 7.10	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 7.11	Governing Law

This Agreement is governed by, and is to be interpreted and enforced in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein.

Section 7.12	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The signature of any of the Parties may be evidenced by a facsimile or "pdf" copy of this Agreement bearing such signature. A Party sending a facsimile or email transmission shall also deliver the original signed counterpart to the other Party; however, failure to deliver the original signed counterpart shall not invalidate this Agreement.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement on the day and year first herein written.

PALLINGHURST GRAPHITE LIMITED

By:	(s)Andrew Willis
Name: Andrew Willis
Title: Director

NOUVEAU MONDE GRAPHITE INC.

By:	(s)Éric Desaulniers
Name: Éric Desaulniers
Title: President and Chief Executive Officer

Signature page to Amended and Restated Investment Agreement